Exhibit 99.2

UNVEILING NEXT GEN CAR-T CELL THERAPIES CORPORATE PRESENTATION AUGUST 2023 NASDAQ: GRCL GRACELLBIO.COM

2 DISCLAIMER This presentation has been prepared by Gracell Biotechnologies Inc. (the “Company”) solely for information purpose on a confidential basis and has not been independently verified. By viewing or accessing the information contained in this presentation, the recipient hereby agrees to maintain such information in strict confidence, and acknowledges and agrees that no representations, warranties or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation. None of the Company or any of its directors, shareholders, employees, agents, affiliates, advisors or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation speaks as of the date of this presentation and is subject to change without notice. Certain statements in this presentation, and other statements that the Company may make, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended., or the Private Securities Litigation Reform Act of 1995. These statements reflect the Company’s intent, beliefs or current expectations about the future. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects,” “intends,” “anticipates,” “believes,” “confident” or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward-looking statements. The Company or any of its affiliates, advisers or representatives has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities or an invitation or inducement to engage in investment activity in any jurisdiction nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (the “SEC”) or an exemption from such registration pursuant to the Securities Act and the rules and regulations thereunder. No part of this presentation shall form the basis of or be relied upon in connection with any contract or commitment whatsoever. Specifically, these materials do not constitute a “prospectus” within the meaning of the Securities Act. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company and is qualified in its entirety by reference to those risks more fully discussed in the section titled “Risk Factors” in the Company’s most recent annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in the Company’s subsequent filings with the SEC.

Developing transformational solutions to broaden the use of breakthrough cell therapies across hematological malignancies, solid tumors, as well as autoimmune conditions. REVOLUTIONIZING CAR-T cell therapy. 3

4 At a Glance Global, Clinical-Stage Biopharma Company Clinically-validated Technology Platforms Highly differentiated Clinical Pipeline Next-day manufacturing autologous CAR-T with enhanced cell fitness Off-the-shelf allogeneic CAR-T with optimized persistence 3 100+ FASTCAR-T GC012F Lead Asset 4 38mo mPFS 100% MRD-Completed private placement in August 2023; strong balance sheet with cash runway to end of 2025 Candidates currently in the clinic Patients dosed since 2017, leveraging investigator-initiated studies to accelerate innovation cycle Indications: r/r multiple myeloma, newly-diagnosed multiple myeloma, r/r B-NHL, refractory systemic lupus erythematosus (SLE) Achieved in r/r multiple myeloma IIT mPFS, median progression free survival; MRD-, minimal residual disease negativity; IIT, investigator initiated trial

Leadership Team

Experienced in R&D and Clinical Development



William Cao, Ph.D., B.M.
Founder, Chairman & CEO

- 30+ years in biotech leadership and R&D
- Co-founder and CEO of Cellular Biomedicine Group
- 100+ issued patents & applications for advanced cell therapies

CBMG
Stanford Medicine
affymetrix
Harvard Medical School



Wendy Li, M.D.
Chief Medical Officer

- 20+ years of leading all critical aspects of clinical development and medical affairs
- 30+ successful IND, NDA and BLA filings
- CMO of EXUMA Biotech

Pfizer
SANOFI
EXUMA Biotech
Genentech



Kevin Xie, Ph.D., M.B.A.
Chief Financial Officer

- 20+ years in healthcare investment and corporate leadership
- President of Fosun Healthcare Holdings
- Portfolio manager at Locust Walk Capital, Scopia Capital and Great Point Partners

FOSUN 复星
SCOPIA
Great Point Partners
Wharton



Samuel Zhang, Ph.D.
Chief Business Officer

- 20+ years in BD, corporate strategy, and pharmaceutical commercialization
- Global I-O strategy leader at Novartis and BMS
- CBO of NeoImmuneTech

Bristol Myers Squibb
Lilly
Pfizer
NOVARTIS

5

CAR-T Pipeline

Targeting Hematological, Autoimmune & Solid Tumor Indications

	PROGRAM	INDICATION	PHASE OF DEVELOPMENT			
			Preclinical	Clinical IIT [1]	Phase 1 - IND	Phase 2/3[2]
FasTCAR	GC012F BCMA/CD19	R/R MM	US Ph1b/2 IND cleared			
			China Ph1/2 IND cleared			
		Newly Diagnosed MM				
		B-NHL				
		Refractory SLE				
	GC509 Dual-targeting	AML				
TruUCAR	GC502 CD19/CD7	B-ALL				
	GC508 BCMA/CD7	MM				
Donor-derived CAR	GC007g CD19	B-ALL	China Ph2 study ongoing			
SMART CAR-T	GC506 Claudin 18.2	Solid tumors				

US IND | China IND | China IIT

1. IIT (investigator-initiated trial) is optional not mandatory, and it serves as early evidence for safety and potentially efficacy for the individual programs. IND studies will build on IIT results. We intend to use the clinical data generated from China IITs in our IND filings to the FDA and the NMPA; however, we make no guarantee that such data will be accepted by the FDA and/or the NMPA.
2. Phase 3 may not be required if Phase 2 is registrational

R/R MM, relapsed or refractory multiple myeloma; Newly Diagnosed MM, newly-diagnosed multiple myeloma; B-NHL, B cell non-Hodgkin's lymphoma; SLE, systemic lupus erythematosus; B-ALL, B cell acute lymphoblastic leukemia; AML, acute myeloid leukemia

6

GC012F BCMA/CD19 Dual-Targeting for • Multiple Myeloma • B-NHL • Systemic Lupus Erythematosus Autologous CAR-T Platform

FasTCAR Platform

FasTCAR Cuts Manufacturing Time to 22-36 Hours:
Combines Activation & Transduction Steps, and Eliminates Need for *ex vivo* Expansion



1
Concurrent Activation-Transduction
22 - 36 HOURS
FasTCAR
Apheresis
Isolation
Purification Filling Freezing
Releasing Tests
Release & Infusion
2
Conventional Manufacturing
Apheresis
Isolation
Purification Filling Freezing
Releasing Tests
Release & Infusion
Activation
1 to 3 days
Transduction
1 to 2 days
ex vivo Expansion
5 days to 5 weeks
1 to 6 WEEKS

Faster Availability to Patients

Enhanced T-cell Fitness

Significant Cost Savings

1. Gracell transforms the three primary production steps—activation, transduction and expansion—into a single "concurrent activation-transduction" step.

2. With minimized *ex vivo* culture time, FasTCAR-T cells are younger and shows enhanced proliferation and tumor clearance activities in preclinical studies, making possible the lower cell dosage and eliminating the need for *ex vivo* expansion. Expansion takes place in patient body, which provides an optimal condition for proliferation.

8

FasTCAR Platform

Enhanced T-Cell Fitness

FasTCAR preserves high percentage of young Tscm cells[1]

With enhanced stemness and proliferation, FasTCAR-T cells may lead to lower dosage requirements and improved therapeutic results


CD4
CD8
FasTCAR GC012F
Tscm 48.7%
Tscm 88.5%
Conventional CAR-T
Tscm 16.5%
Tscm 38.1%
Tscm – stem cell-like memory T cells
Tcm – central memory T cells
Tem – effector memory T cells
Teff – effector T cells

1 Memory T cells, such as Tscm cells and Tcm cells, are indicators of T-cell youth and associated with CAR-T cell therapeutic effects. Additional preclinical data characterizing FasTCAR platform can be found in the latest Form 20-F.

9

10 1. Boucher K, Parquet N, Widen R, et al. Clin Cancer Res. 2012;18(22):6155-6168. 2. Garfall AL, Stadtmauer EA, Hwang WT, et al. Anti-CD19 CAR T cells with high-dose melphalan and autologous stem cell transplantation for refractory multiple myeloma. JCI Insight. 2018;3(8):e120505 3. Hua Jiang, et al. ASH Annual Meeting 2020, 178. FasTCAR GC012F: BCMA/CD19 Dual-Targeting for Multiple Myeloma Dual-Targeting Enhances Depth and Durability of Response NT CD19 CAR-T BCMA CAR-T BCMA-CD19 Dual CAR-T Relative Colony Formation 200 150 100 50 0 **0.0053 ***0.0009 *0.0381 0.0944 0.0141 BCMA A proven target for MM CD19 Expressed on majority of MM cells and progenitor cells1-3 BCMA-CD19 Dual CAR-T MM MM cell Progenitor anti-CD19 scFv anti-BCMA scFv CD19 BCMA CD19 (Low expression) • CD19+ progenitor cells make up a drug-resistant, colony-forming cell reservoir, which can be eliminated by CD19 targeting of GC012F • Clinical study in r/r MM patients showed CD19 CAR-T provided PFS benefits in some patients 2 • Targeting both antigens to maximize the elimination of MM plasma cells and CD19+ progenitor subsets and to drive DEEP and DURABLE response BCMA-CD19- BCMA-CD19+ BCMA+ CD19- Killing % 100 80 60 40 20 0 BCMA+ CD19+ DUAL-TARGETING DELIVERS MORE EFFECTIVE ELIMINATION OF MM PROGENITOR CELLS EFFECTIVE KILLING OF BCMA+ AND/OR CD19+ TUMOR CELLS Non-treated T cell BCMA/CD19 dual-targeting CAR-T

GC012F for **Multiple Myeloma** Differentiation

Clear Differentiation Across Three Key Attributes

Compelling clinical data in both r/r MM and newly-diagnosed MM

Ph1/2 IND trials to be initiated in the US and China in r/r MM

Outstanding Depth and Durability of Responses

mPFS of 38 months in r/r MM patients

100% MRD- in r/r MM & NDMM patients

BCMA/CD19 Dual-targeting

Consistently Favorable Safety Profile

No neurotoxicity or ICANS

Mostly low-grade CRS in r/r MM

No CRS in 75% NDMM patients

Game-changing Next-day Manufacturing

Approx. 22 - 36 hours

Based on two investigator-initiated studies
Du, et al. J Clin Oncol 41, 2023 (suppl 16; abstract 8005)
Du, et al. Blood (2022) 140 (Supplement 1): 889–890.

11

GC012F for r/r Multiple Myeloma Study Design / Patient Baseline

IIT Long-term Follow-Up Data Presented at ASCO 2023

FasT CAR

IIT · First patient in 10/2019 · Enrollment completion 01/2022 · Data presented at ASCO & EHA 2023



Consent and Screening
Apheresis
GCO12F Next Day Manufacturing
QC Release
Lymphodepletion (F:30mg/m²/day C:300mg/m²/day)*3days
D-5 to -3
GC012F Single infusion
D-0
DOSE LEVEL 1 1x10⁵ cells/kg
DOSE LEVEL 2 2x10⁵ cells/kg
DOSE LEVEL 3 3x10⁵ cells/kg
Follow-up assessment visits

90% patients treated classified as high-risk according to mSMART 3.0 guidelines

Patient Baseline Characteristics	Total N=29
Median age, years (range)	57 (27-76)
Male, n(%)	17 (59)
Type of myeloma, n(%)	
IgG	13 (45)
IgA	6 (21)
IgD	5 (18)
Light chain	5 (18)
Median years since diagnosis, years (range)	4 (1-10)
High-risk profile [a], n(%)	**26 (90)**
Double-hit [b], n(%)	3 (10)
Extramedullary plasmacytomas ≥ 1, n(%)	8 (28)
ECOG, n(%)	
0 and 1	23 (79)
2	4 (14)
3	2 (7)

Patient Baseline Characteristics	Total N=29
Median prior regimens of therapy, n (range)	5 (2-11)
Median prior lines of therapy, n (range)	5 (2-9)
Prior auto-HSCT, n (%)	11 (38)
Triple-exposed [c], n(%)	28 (97)
PI refractory	27 (93)
IMiD refractory	27 (93)
anti-CD38 refractory	10 (34)
Penta-exposed [d], n(%)	18 (62)
Primary refractory, n (%)	3 (10)
Refractory to last therapy, n (%)	24 (83)

Du, et al. J Clin Oncol 41, 2023 (suppl 16; abstract 8005)
IIT, investigator initiated trial; F, fludarabine; C, cyclophosphamide; HSCT, hematopoietic stem cell transplantation
a. By mSMART 3.0
b. By presence two of del(17p), t(4;14), t(14;16), t(14;20), gain 1q, or p53 mutation
c. PI, IMiD and any other including anti-CD38 antibody;
d. ≥1 PI (Ixazomib and Bortezomib were approved in China), ≥1 IMiDs (only Lenalidomide is approved for MM in China) and ≥ 3 other anti-myeloma drugs of any other class;

12

13 Du, et al. J Clin Oncol 41, 2023 (suppl 16; abstract 8005） ORR, overall response rate; sCR, stringent complete response; CR, complete response, VGPR, very good partial response; MRD, minimal residual disease; mPFS, median progression-free survival *Sensitivity of MRD- : At 10-4 in 7 patients tested by Flow cytometry; At 10-6 in 22 patients tested by EuroFlow. Choice of MRD test is due to the availability at the study centers. GC012F for r/r Multiple Myeloma Efficacy Fast, Deep & Durable Responses Data cut-off 04/12/2023 · median follow-up 30.7 months (range 14.6-43.6 months) All patients CR/sCR VGPR PR n = 29 93.1% ORR 27/29 patients 82.8% 100% MRD- sCR 24/29 patients best response achieved to date MRD-29/29 patients * With 90% of study population being high risk, GC012F showed… 38.0 months mPFS 95% CI: 11.8mo, NE • Longer PFS was achieved in patients with 12-month sustained MRD negativity • 34% (10/29) patients in this study sustained MRD- for more than 12 months • Estimated PFS % at month 36 for patients sustaining 12-month MRD- is 100% 82.8% 6.9% 3.4%

14 Du, et al. J Clin Oncol 41, 2023 (suppl 16; abstract 8005） 1 CRS criteria, ASBMT consensus grading CRS - Cytokine release syndrome, ICANS - Immune effector cell-associated neurotoxicity syndrome, SPM – second primary malignancy GC012F for r/r Multiple Myeloma Safety Consistently Favorable Safety Profile N=29 CRS1 (n,%) ICANS (n,%) Grade 0 4 (14) 0 (0) Grade 1 14 (48) 0 (0) Grade 2 9 (31) 0 (0) Grade 3 # 2 (7) 0 (0) Grade 4-5 0 (0) 0 (0) CRS any grade Median (days) Min, Max (days) Time to onset 6 2,10 Duration 3 1,8 # CRS treated with Tocilizumab, vasopressors and dexamethasone Mostly low-grade CRS · No Neurotoxicity or ICANS · No SPM reported

GC012F for r/r Multiple Myeloma Company-Sponsored US Study Design

A Phase 1b/2 Single Arm, Multi-Center Trial in Relapsed/Refractory Multiple Myeloma

FasT CAR



Consent and Screening
Apheresis
GCO12F Next Day Manufacturing
QC Release
Lymphodepletion (F:30mg/m²/day C:300mg/m²/day)*3days
D-5 to -3
GC012F Single infusion
D-0
DOSE LEVEL 1
1x10⁵ cells/kg
DOSE LEVEL 2
3x10⁵ cells/kg
Follow-up assessment visits up to 24 months
Long-term follow-up

IND submission cleared by US FDA in January 2023

KEY ELIGIBILITY CRITERIA

- Received at least 3 prior MM treatment lines of therapy
- Prior IMiD, PI and anti-CD38 therapy required

PHASE 1B

- Primary objectives: safety, tolerability and the recommended Phase 2 dose of GC012F
- Secondary objectives: efficacy, pharmacokinetics, pharmacodynamics, immunogenicity and quality of life
- Target to enroll approximately 12 patients, six at each of two dose levels, at five to ten sites in US

PHASE 2

- Primary endpoint: ORR as defined by the International Myeloma Working Group (IMWG)
- Secondary Endpoints: sCR/CR/VGPR rates, MRD- rate, DOR, TTR, PFS, OS, Safety

IMiD - immunomodulatory drugs; PI - proteasome inhibitors

15

GC012F for **Newly Diagnosed Multiple Myeloma** Study Design / Patient Baseline

First Clinical Data Presented at ASH 2022

IIT[1] · First patient in 8/2021 · Patients continue to be assessed for response · Data cut-off 10/14/2022

- Consent and Screening
- Apheresis | RVd induction therapy 2 cycles[2]
- GCO12F Next Day Manufacturing
- QC Release
- Lymphodepletion — D-5 to -3
- GC012F Single infusion — D-0
  - DOSE LEVEL 1: 1×10^5 cells/kg
  - DOSE LEVEL 2: 2×10^5 cells/kg
  - DOSE LEVEL 3: 3×10^5 cells/kg
- Post-infusion treatment based on PI's evaluation
- Follow-up assessment visits

Key Eligibility Criteria

High-risk[3], transplant eligible, newly-diagnosed Multiple Myeloma (NDMM)

Patient Baseline Characteristics	Total N=16 (%)
Median age, years (range)	59 (43-69)
Male, n (%)	11 (69)
Type of myeloma, n (%)	
IgG	7 (44)
IgA	4 (25)
IgD	2 (13)
Light chain	3 (19)
Induction therapy, n (%)	
2 cycles RVd[4]	15 (94)
High-risk, n (%)	**16 (100)**
R-ISS stage II/III	15 (94)
High-risk cytogenetics[5]	7 (47)
Extramedullary plasmacytoma ≥1	11 (69)
High-risk as mSMART3.0	15 (94)
LDH > upper limit of normal	3 (19)
ECOG performance status, n (%)	
0	3 (19)
1	9 (56)
2	4 (25)

1. IIT – Investigator Initiated Study.
2. 2 cycles of induction therapy RVd (lenalidomide, bortezomib, and dexamethasone; PAD cycle in one case) are given before or after apheresis.
3. High-risk is defined as meeting at least one of the following: a) R-ISS stage II or III; b) High-risk cytogenetics: del17p, t(4;14), t(14;16), or 1q21 ≥4 copies; c) Extramedullary disease; d) IgD or IgE subtype; e) High-risk definition according to mSMART3.0; f) LDH > the upper limit of normal.
4. Except one cycle of PAD (bortezomib, doxorubicin, and dexamethasone).
5. 15 pts evaluable for cytogenetics high risk.

16

17 Du, et al. Blood (2022) 140 (Supplement 1): 889–890. ORR, overall response rate; DL, dose level; sCR, stringent complete response; CR, complete response, VGPR, very good partial response; MRD, minimal residual disease 1. MRD was tested by Euroflow at a sensitivity of 10-6 2. Richardson PG, et al. N Engl J Med 2022;387(2):132–47. Data is of the RVd plus autologous stem cell transplant (auto HSCT) group, which includes 3 cycles of RVd (lenalidomide, bortezomib, and dexamethasone) followed by high dose melphalan, auto HSCT, 2 cycles of RVd, and then Lenalidomide maintenance. MRD is measured at the start of the maintenance therapy with sensitivity of 10-5ose Level GC012F for Newly Diagnosed Multiple Myeloma Efficacy 100% ORR Across Dose Levels Data cut-off 10/14/2022 All patients (N=16) DL1 (n=1) DL2 (n=5) DL3 (n=10) 100 80 60 40 20 0 12.5% 20% 87.5% 100% 100% 80% Patients(%) ORR 100% ORR 100% ORR 100% ORR 100% CR/sCR VGPR 100% all ≥ VGPR ORR 16/16 patients § Median duration of response (DOR) was not reached at data cut off § Median duration of follow up: 8.0 months (range: 1.3 - 15.4 months) Preliminary efficacy demonstrates tremendous potential for substantial improvement over currently available therapies for NDMM, one of which shows sCR % of 32.9% and MRD negativity rate of 54.4% 2 100% sensitivity 10-6 MRD- 1 16/16 patients 87.5% MRD- sCR 14/16 patients best response achieved to date

18 GC012F for Newly Diagnosed Multiple Myeloma Safety Excellent Initial Safety Profile Du, et al. Blood (2022) 140 (Supplement 1): 889–890. CRS - Cytokine release syndrome, ICANS - Immune effector cell-associated neurotoxicity syndrome 1 CRS graded by ASTCT Consensus criteria; treated with tocilizumab and/or glucocorticoids. 2 ICANS graded by ASTCT Consensus. N=16 CRS (n,%) ICANS (n,%) Grade 0 12 (75) 0 (0) Grade 1 3 (19) 0 (0) Grade 2 1 (6) 0 (0) Grade 3 0 (0) 0 (0) Grade 4-5 0 (0) 0 (0) CRS any grade Median (days) Min, Max (days) Time to onset 6 6,7 Duration 2 1,4 No CRS1 experienced by 75% patients · No Neurotoxicity or ICANS 2

19 GC012F for Newly Diagnosed Multiple Myeloma Response Plot Fast, Deep & Durable Responses Data cut-off 10/14/2022 DL3 Pt 01 Pt 02 Pt 04 Pt 05 Pt 06 Pt 07 Pt 08 Pt 09 Pt 16 Pt 17 DL2 Pt 03 Pt 14 Pt 12 Pt 13 Pt 11 DL1 Pt 10 0 M1 M2 M3 M4 M5 M6 M7 M8 M9 M10 M11 M12 M13 M14 M15 M16 Months after CAR-T infusion Baseline No. of HR factor1 Du, et al. Blood (2022) 140 (Supplement 1): 889–890. 1. HR factors include: a) R-ISS stage II or III; b) High-risk cytogenetics: del17p, t(4;14), t(14;16), or 1q21 ≥4 copies; c) Extramedullary disease; d) IgD or IgE subtype; e) High-risk definition according to mSMART3.0; f) LDH > the upper limit of normal. 2. Dose Level. Median time of follow-up: 8.0 months (range: 1.3 – 15.4 months) CRS (<Grade 3) CRS (≥Grade 3) ICANS (<Grade 3) ICANS (≥Grade 3) Before Evaluation ● MRD+ ● MRD– PR VGPR CR sCR In Follow-up PD 4 3 3 4 2 3 3 2 3 3 4 2 4 4 5 4 2 2 2

20 1. American journal of hematology. 2021; 96(10):1295-1312. 2. Lancet Oncol. 2019;20(1):31-42. 3. Blood Cancer Journal. 2020; 10:73. 4. Blood. 2017;130:2755. 5. Hum Gene Ther. 2018; 29(5): 585. GC012F for B-NHL MOA Novel Dual-Targeting Approach for B-NHL Targeting both CD19 and BCMA could potentially improve CAR-T efficacy and reduce relapse due to antigen escape CD19 CAR-T is proven to be effective for the treatment of NHL, although its efficacy is yet to be improved1,2 BCMA is expressed in 39% to 97% clinical samples of NHL3-5 , making it a valid therapeutic target B-NHL Cell CD19-BCMA Dual CAR-T anti-BCMA scFv anti-CD19 scFv BCMA CD19

GC012F for B-NHL Study Design / Patient Baseline

Updated Clinical Data Presented at ASCO 2023

IIT · Data presented at ASCO & EHA 2023

FasT CAR


Consent and Screening
Apheresis
GCO12F Next Day Manufacturing
QC Release
Lymphodepletion (F:30mg/m^2/day C:300mg/m^2/day)*3days
D-5 to -3
GC012F Single infusion
D-0
DOSE LEVEL 1
2-3x10^5 cells/kg
DOSE LEVEL 2
4-6x10^5 cells/kg
DOSE LEVEL 3
8-12x10^5 cells/kg
Follow-up assessment visits

Heavily pre-treated patients with bulky disease
100% (9/9) DLBCL patients

Patient Baseline Characteristics	Total (n=9)
Median age, years (range)	52 (18-60)
Lymphoma subtype DLBCL, n (%)	**9 (100)**
Disease stage, n (%) III/IV	8 (89)
ECOG 1, n (%)	9 (100)
SPD, mm^2 (range)	2,691 (408-13,326)
Median prior lines of therapy, n (range)	2 (2-3)
Prior CD20 mAB + anthracyclines-based chemo	9 (100)
Prior BTK inhibitors	4 (44)
Prior auto-HSCT, n (%)	2 (22)
Immuno-phenotype, n (%)	
CD19	9 (100)
BCMA	7/8 (88)
IPI score ≥ 3, n (%)	4 (44)
Relapse/refractory subgroup, n (%)	
Relapse	8 (89)
Refractory	1 (11)

Chen, et al. J Clin Oncol 41, 2023 (suppl 16; abstract 7562)
IIT, investigator initiated trial; F, fludarabine; C, cyclophosphamide, DLBCL, diffuse large B cell lymphoma, HSCT, hematopoietic stem cell transplantation, ECOG, Eastern Cooperative Oncology Group, IPI, International Prognostic Index, SPD, Sum of the Product of the Perpendicular Diameters for multiple lesion

21

N=9 CRS1 (n,%) ICANS (n,%) Grade 1 5 (56) 0 (0) Grade 2 0 (0) 0 (0) Grade 3 1 (11) 2 0 (0) Grade 4-5 0 (0) 0 (0) 22 Chen, et al. J Clin Oncol 41, 2023 (suppl 16; abstract 7562) GC012F for B-NHL Clinical Data Strong Efficacy & Favorable Safety Profile Data cut-off 04/12/2023 1. CRS & ICANS were graded according to the ASTCT Consensus Grading (Lee et al. 2019) 2. Reverted to Grade 2 within 2 days CR complete response, CRS, Cytokine release syndrome, ICANS, immune effector cell-associated neurotoxicity syndrome SAFETY • No neurotoxicity or ICANS With 100% of study population being DLBCL, GC012F showed… • 100% (9/9) ORR at month 3 • 78% (7/9) CR at month 3 • 67% (6/9) CR at month 6 • GC012F CAR-T cells were detectable in the tumor biopsies, indicating the infiltration into the tumor lesions 0 30 60 90 120150180210240270300330360390420450480510540570600 Pt 09 Pt 08 Pt 07 Pt 06 Pt 05 Pt 04 Pt 03 Pt 02 Pt 01 CRS (<Grade 3) CRS (≥Grade 3) ICANS (<Grade 3) ICANS (≥Grade 3) SD PR CR PD 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 Dose Level 1

GC012F for SLE

GC012F Broadens into Autoimmune Diseases, Starting with SLE

FasT CAR

Systemic Lupus Erythematosus (SLE) is a chronic autoimmune disease, in which the autoantibodies produced by the immune system attack the patient's own tissues, causing multi-organ damage

Refractory/severe SLE could lead to permanent organ damage, resulting in serious morbidity and even death

SLE affects over **three million people**[1] worldwide, with disproportionate burden of disease seen among young women[2]

Standard of care includes immunosuppressants, steroids and biologics, but has limited efficacy and serious side effects, and requires long-term administration

High unmet medical need for **safe** and **effective** treatment

CD19 CAR-T can potentially deplete **autoantibody-producing B-cells** and induce a "reset" of immune system[3], offering hope for a cure

1. Tian, J., Zhang, D., Yao, X., Huang, Y., & Lu, Q. (2023). Global epidemiology of systemic lupus erythematosus: a comprehensive systematic analysis and modelling study. Annals of the Rheumatic Diseases, 82(3), 351-356
2. Dall'Era M. Systemic lupus erythematosus. In: Imboden JB, Hellman DB, Stone JH. (Eds). Current Rheumatology Diagnosis and Treatment. 3rd ed. New York, NY:McGraw-Hill; 2013.
3. Mackensen, Andreas, et al. "Anti-CD19 CAR T cell therapy for refractory systemic lupus erythematosus." Nature Medicine (2022): 1-9.

23

24 GC012F for SLE Bringing Next-Gen CAR-T Technologies To Autoimmune Field Pioneers CD19/BCMA dual-targeting CAR-T in SLE Aims for deeper and wider depletion of autoantibody-producing B-cells as well as plasma cells Outstanding safety profile Consistently favorable safety records in 50 patients treated across three studies in hematological cancers Next-day manufacturing Shortens patient wait, enhances T-cell quality and reduces costs 1 2 3 Launched IIT to evaluate GC012F in Refractory SLE with IND submission planned in 2023 and IIT first data expected 1H 2024

Allogeneic CAR-T Platform GC502 for B-ALL CD19/CD7 GC027 for T-ALL CD7

26 Off-the-Shelf TruUCAR Platform MOA Novel Dual-Directed CAR Design to Enhance Persistence Host vs. graft rejection (HvG) hinders the persistence of allogeneic CAR-T cells in patient body Preventing HvG while controlling infection risk poses the key challenge in developing effective and safe off-the-shelf CAR-T therapy Gracell’s Elegant Solution • Reduces risk of rejection and extends persistence of CAR-T cells • Eliminates the need for being co-administered with additional strong immunosuppressant after conventional lymphodepletion CAR2 Tumor antigen CAR targets malignant cells and enables wide applicability for different cancers CD7 CAR Targets a patient’s T and NK cells to suppress rejection of allogeneic CAR-T cells Patient’s T cell or NK cell T-Ag KO Prevent fratricide Avoid GvHD Patient’s normal tissues Cancer cell TCR KO Enhancer Prevent HvG Tumor lysis Industry Challenge

GC502 for B-ALL Study Design / Patient Baseline

TruUCAR

First TruUCAR Candidate with Dual-Directed CAR

IIT · Data presented at AACR 2022 and EHA 2022

CD19/CD7 dual-directed GC502 comprehensively exemplifies the TruUCAR design, which aims for **optimized persistence** and **wide applicability** without the need of being co-administered with additional immunosuppressant

Consent and Screening

Lymphodepletion

GC502 Single infusion D-0

DOSE LEVEL 1 $1.0x10^7$ cells/kg | **DOSE LEVEL 2** $1.5x10^7$ cells/kg | **DOSE LEVEL 3** $2.0x10^7$ cells/kg

Follow-up assessment visits

Patient Baseline Characteristics	Total (N=4)
Median age, years (range)	28 (15-34)
Median prior lines of therapy (range)	5 (4-7)
Extramedullary lesions, n (%)	1 (25%)
Prior-CAR-T therapy, n (%) *	4 (100%)
Prior allo-HSCT, n (%)	1 (25%)

* Includes either autologous or donor derived CD19 or CD19-CD22 targeted CAR-T therapy

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28 Shiqi Li, et al. EHA 2022 Congress, P370 * Patient 01 was assessed MRD- in bone marrow but was assessed PR due to extramedullary disease. This patient received allo-HSCT at day 39 and achieved MRD-CR, however died of infection post transplant on day 95. MRD minimal residual disease, CR complete response, CRi, complete response with incomplete hematologic recovery, PR partial response, allo-HSCT allogeneic hematopoietic stem cell transplant 1 Dose Level GC502 for B-ALL Clinical Data Promising Response Reported at EHA 2022 Data cut-off 02/22/2022 1X106 1X105 1X104 1X103 1X102 1X101 1X100 1X10-1 CAR Copies Days post Car-T cell infusion Copies/µg DNA GC502 expansions measured by qPCR were peaked around day 7-9 ROBUST EXPANSION SAFETY • Formulation A: 2 out of 2 Grade 3 CRS • Formulation B: 2 out of 2 Grade 2 CRS • No Grade 4 or 5 CRS, no ICANS, no GvHD Days after infusion 0 28 56 84 112 140 Pt 04 Pt 03 Pt 02 Pt 01 Formulation B Formulation A DL11: 1.0x107cells/kg DL12: 1.5x107cells/kg Pt 01 Pt 02 Pt 03 Pt 04 * • 75% patients achieved MRD- CR/CRi EFFICACY ▲ CRS (<Gr3) ▲ CRS (≥Gr3) ▼ ICANS (<Gr3) ▼ ICANS (≥Gr3) Before Evaluation ● MRD+ ● MRD- ◼ PR ◼ CR/CRi Allo-HSCT In Follow-up Death

Allogeneic CAR-T from HLA-Matched Donor GC007g for B-ALL CD19 DONOR-DERIVED CAR

GC007g for B-ALL

Registrational Phase 2 Trial in R/R B-ALL Underway

- Allogeneic donor-derived, CD19-directed CAR-T cell therapy
- Indication: R/R B-ALL patients who progress or failed allo-HSCT
- T cells from HLA-matched healthy donor
  - No need for leukapheresis of patient
  - Alternative for patients ineligible for other treatment options including autologous CAR-T therapy


Beacon
CD28
CD3ζ

Registrational Phase 2 trial ongoing in China

Phase 1 Clinical Data Presented at EHA2023

Dose level 1: 6×10^5 cells/kg (n=3)

Dose level 2: 2×10^6 cells/kg (n=6)

100% patients achieved MRD- CR/CRi at day 28 after infusion

- 7/9 (78%) patients remained in CR/CRi at median follow-up of 445 days (range 218-649 days)
- 1-year PFS and OS were 76.2% and 85.7%, respectively

- Grade 1 to 3 CRS observed in all patients
- 3 patients had aGvHD; all resolved after SOC
- No ICANS or cGvHD was observed

Allo-HSCT, allogeneic human stem cell transplant, MRD, minimal residual disease, CR complete response, CRi, complete response with incomplete hematologic recovery, PFS, progression-free survival, OS, overall survival, CRS - Cytokine release syndrome, aGvHD, acute graft-versus-host-disease, cGvHD, chronic graft-versus-host-disease, SOC, standard of care, ICANS, Immune effector cell-associated neurotoxicity syndrome

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Second Generation Enhanced CAR-T for Solid Tumors SMART CAR-T

32 SMART CAR-T for Solid Tumors Rationale Novel Mechanism to Conquer TME SMART CAR-T in Preclinical Study ü More robust cell proliferation and persistence ü Improved resistance to TME ü Reduced T cell exhaustion and sustained killing capacity after repeated antigen re-challenges ü Persistent anti-tumor activity upon tumor re-challenge Targeting TME could unlock the vast potential of immunotherapies in treating solid tumors Immunosuppressive tumor microenvironment (TME) impacts T-cell activation and survival Solid tumor cell scFv SMART CAR-T Converted into positive signaling Proliferation Persistence Resistance to TME SMART CAR-T Industry Challenge Negative signaling of suppressive TME molecule Suppressive Molecule Activated & Rejuvenated T cells

33 Corporate Milestones Upcoming Milestones FasTCAR-T GC012F in r/r MM Ø US Ph1b/2 trial initiation - first patient enrollment imminent Ø China Ph1/2 trial initiation Ø Potential US Ph1b data release in 1H 2024 FasTCAR-T GC012F in NDMM Ø Update on additional patients and longer follow-up to be presented in Q3 2023 FasTCAR-T GC012F in refractory SLE Ø US IND submission in 2023 Ø Potential IIT data release in 1H 2024 IIT initiation of early programs Ø SMART CAR-T GC506 targeting Claudin 18.2-positive solid tumors Ø Dual-targeting FasTCAR-T GC509 in AML

THANK YOU INVESTOR CONTACT Gracie Tong Gracie.Tong@gracellbio.com